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...........gion, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Financial Planning Consultants, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14500 S. Outer 40 Road, Suite 201
(No. and Street)

Chesterfield, MO   63017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard L. Kluesner   **314-878-7700**
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP   CPA's
(Name – if individual, state last, first, middle name)

999 Executive Parkway, Suite 301, St. Louis, MO   63141
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

Mail Processing Section

FEB 18

Washington, DC
104

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Richard L. Kluesner** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Financial Planning Consultants, Inc.** , as of **December 31** , 20 **07** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_T_R_E_A_S_U_R_E_R_____
Title

_Barbara Grossheider_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.   **Cash Flows**
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.   **The Company Did Not**
- [X] (g) Computation of Net Capital.   **Have Any in 2007.**
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

Certified Public Accountants

John P. Nanos, CPA

Stephen M. King, CPA

Michael P. Siebert, CPA



February 7, 2008

To the Stockholders and
 Board of Directors
Financial Planning Consultants, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc. as of December 31, 2007, and the related statements of income (loss) and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Planning Consultants, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINANCIAL PLANNING CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 496,953
Temporary investments, at market (Note 3)	29,693
Commissions receivable - brokerage	16,744
Commissions receivable - other	274,931
Employee advances	21,041
Due from officer	59,010
Notes receivable - officer (Note 8)	90,000
Prepaid expenses	33,527
Furniture, equipment and automobile, at cost, net of accumulated depreciation and amortization of $527,094	60,914
Deposits	49,668
Total assets	**$ 1,132,481**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 220,306
Accrued expenses	9,270
Deferred rent	5,381
Income taxes payable (Note 4)	35,000
Total liabilities	**$ 269,957**
Stockholders' equity:	
Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 392,034 shares	
Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221 shares	$ 725,255
Paid-in capital	114,689
	$ 839,944
Less 280,496 shares of treasury stock, at cost	(373,730)
	$ 466,214
Retained earnings	396,310
Total stockholders' equity	**$ 862,524**
Total liabilities and stockholders' equity	**$ 1,132,481**

See Notes to Statement of Financial Condition.

FINANCIAL PLANNING CONSULTANTS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Note 1: Description of Business -

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

Note 2: Concentrations of Credit Risk -

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended December 31, 2007, is $11,338. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Accumulated Depreciation
Equipment	5-10 Years	$ 252,386	$ 250,820
Furniture and Fixtures	7-10 Years	176,734	176,734
Automotive Equipment	5-7 Years	143,194	94,023
Leasehold Improvements	39 Years	15,694	5,517
		$ 588,008	$ 527,094

Depreciation is provided by various methods using useful lives ranging from five to thirty-nine years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 4: Income Taxes -

The provision for income taxes consists of income taxes currently payable. Income taxes currently payable are computed on taxable income. The Company has taxable income due to permanent differences between reporting income and expenses for financial statement and income tax purposes.

FINANCIAL PLANNING CONSULTANTS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Note 5: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of approximately $554,805 and $100,000, respectively. The Company's net capital ratio was .49 to 1.

Note 6: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 7: Leases -

The Company leases office space located in St. Louis, Missouri, under a contract commencing October 18, 1993. The fifth amendment to the agreement extends the lease to December 31, 2008. There is an extension option for one additional five year period. Annual base rental payments are as follows:

2008	121,017

These amounts are subject to an annual escalation provision.

The Company entered into an agreement to lease office space in Mt. Vernon, Illinois, beginning February 1, 2005, and ending January 31, 2006, for the yearly rental of $10,200 payable in monthly installments of $850. The Company exercised the option to renew for a three year period commencing February 1, 2006, through January 31, 2009, at the yearly rental of $10,506 payable in monthly installments of $875.50.

Note 8: Notes Receivable - Officer - Unsecured -

Notes receivable at December 31, 2007, consisted of $90,000 on two non-interest bearing, promissory notes from an officer of the Company.

Note 9: Employee Benefit Plans -

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $7,274 to be paid by March 15, 2008.

